[STUBBS, ALDERTON & MARKILES LLP LETTERHEAD]

                                           JOHN MCILVERY
                                           Partner
                                           Direct       818.444.4502
                                           Voice
                                           Direct Fax   818.474.8602
                                           Mobile       626.705.0758
                                           E-Mail       jmcilvery@biztechlaw.com


November 2, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         RE:      BRILLIANT DIGITAL ENTERTAINMENT, INC.
                  RESPONSES TO STAFF COMMENTS OF OCTOBER 26, 2005

Ladies and Gentlemen:

         On behalf of Brilliant Digital Entertainment, Inc. (the "COMPANY"), we have enclosed for filing one copy of Amendment No. 1 to Proxy Statement on
Schedule 14A, File No. 1-14480 (the "PROXY STATEMENT AMENDMENT").

         In addition to filing the Proxy Statement Amendment, we hereby provide supplementally the following responses in reply to the Staff's comment letter, dated October 26, 2005 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED OCTOBER 25, 2005 FILE NO. 1-14480

ITEM 1:  REVERSE SPLIT AMENDMENT, PAGE 3

1.       PLEASE   ADVISE  US  WHETHER  AND  HOW  YOU  HAVE   COMPLIED  WITH  THE
         REQUIREMENTS OF SECTION 242(B) OF THE GENERAL CORPORATION LAW OF DELAWARE WITH RESPECT TO YOUR PROPOSAL AND PROSPECTIVE AMENDMENT TO YOUR CHARTER. IN AMENDING YOUR CHARTER, SECTION 242(B) REQUIRES THE BOARD OF DIRECTORS TO "ADOPT A RESOLUTION SETTING FORTH THE AMENDMENT PROPOSED, DECLARING ITS ADVISABILITY." YOUR DISCLOSURE DOES NOT INDICATE WHETHER THE BOARD OF DIRECTORS ADOPTED THE AMENDMENT FOR WHICH YOU ARE SEEKING STOCKHOLDER APPROVAL. PLEASE REVISE YOUR DISCLOSURE AS APPROPRIATE.

         On October 10, 2005, the Company's board of directors, by unanimous written consent, adopted and declared advisable a resolution approving an amendment to



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Securities and Exchange Commission
November 2, 2005
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         the Company's  Amended and Restated  Certificate  of  Incorporation  to
         effectuate a pro-rata reverse split of the Company's issued and outstanding common stock by which every ten shares will become one share.

         The Company has revised the first  sentence of the first  paragraph  of
         Item 1: Reverse Split Amendment to read as follows:

         "On October 10, 2005, our Board of Directors adopted and declared advisable a resolution approving an amendment to our Amended and Restated Certificate of Incorporation to effectuate a pro-rata reverse split of our issued and outstanding common stock by which every ten shares will become one share (the "Reverse Split")."

         Additionally, the proxy statement includes the Board's unanimous recommendation that the stockholders vote "FOR" the Amendment of the Certificate of Incorporation to accomplish the Reverse Split.

2. PLEASE TELL US WHAT CONSIDERATION YOU GAVE TO THE APPLICATION OF RULE 13E-3 UNDER THE EXCHANGE ACT AND ADDRESS WHETHER THE REVERSE STOCK SPLIT HAS A "REASONABLE LIKELIHOOD OR A PURPOSE OF PRODUCING" THE EFFECTS DESCRIBED IN RULE 13E-3(A)(3)(II). PLEASE DISCLOSE WHETHER THIS IS A FIRST STEP IN A GOING PRIVATE TRANSACTION. PLEASE ALSO PROVIDE ADDITIONAL DISCLOSURE WITH RESPECT TO THE EFFECTS OF THE REVERSE STOCK SPLIT ON THE NUMBER OF YOUR RECORD HOLDERS. PLEASE SEE INTERPRETATION
         M.30 OF OUR JULY 1997 MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS FOR ADDITIONAL GUIDANCE.

         A Rule 13e-3 transaction is any transaction or series of transactions involving one or more of the transactions described in paragraph
         (a)(3)(i) Rule 13e-3 which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3.

         Rule 13e-3 is inapplicable to the reverse stock split proposal as the proposal is not the first step in a going private transaction and does not constitute a transaction described in paragraph (a)(3)(i) of Rule 13e-3. The reverse stock split proposal reconstitutes the Company's outstanding shares of common stock by combining every ten outstanding shares into one share. This reconstitution does not amount to a purchase of the Company's equity securities by the Company or any of its affiliates (as described in Rule 13e-3(a)(3)(i)(A)) or a tender offer for or request or invitation for tenders of the Company's equity security by the Company or any of its affiliates (as described in Rule 13e-3(a)(3)(i)(B)) as no consideration is being paid. While the reverse stock split proposal is subject to the requirements of Regulation 14A, the reverse stock split proposal does not involve the purchase of fractional interests (as described in Rule 13e-3(a)(3)(i)(C)). Holders of shares


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Securities and Exchange Commission
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         of common  stock who would  otherwise  be  entitled  to a fraction of a share on account of the reverse stock split will receive, in lieu of such fractional share, one whole share of common stock. Consequently, the reverse stock split will have no effect on the number of record holders of the Company's common stock.

         The reverse stock split proposal does not have a reasonable likelihood or a purpose of producing the effects described in Rule 13e-3(a)(3)(ii). We note that presently, the Company's outstanding shares of common stock are held of record by less than 300 persons. Consequently, the reverse stock split is not necessary to meet the threshold described in Rule 13e-3(a)(3)(ii)(A). Finally, the Company presently intends for its common stock to continue to be quoted on the over the counter bulletin board, and has taken no action intending to cause such quotation to cease in connection with or as a result of the reverse stock split.

3. YOU STATE THAT YOU "HAVE NO CURRENT ARRANGEMENTS TO ENTER INTO ANY STOCK OFFERINGS OR STRATEGIC TRANSACTIONS." REVISE TO ALSO DISCLOSE WHETHER YOU PRESENTLY HAVE ANY PLANS, PROPOSALS OR ARRANGEMENTS TO ISSUE ANY OF THE NEWLY AVAILABLE AUTHORIZED SHARES OF COMMON STOCK FOR ANY PURPOSE, INCLUDING FUTURE ACQUISITIONS AND/OR FINANCINGS, OTHER THAN YOUR DISCLOSED PLAN TO RESERVE SHARES FOR THE NOTES AND WARRANTS ISSUED IN YOUR SEPTEMBER 26, 2005 TRANSACTION. IF SO, PLEASE DISCLOSE BY INCLUDING MATERIALLY COMPLETE DESCRIPTIONS OF THE FUTURE ACQUISITIONS AND/OR FINANCING TRANSACTIONS. IF NOT, PLEASE STATE THAT YOU HAVE NO SUCH PLANS, PROPOSALS, OR ARRANGEMENTS, WRITTEN OR OTHERWISE, AT THIS TIME TO ISSUE ANY OF THE ADDITIONAL AUTHORIZED SHARES OF COMMON STOCK.

         The Company does not have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose. The Company has revised the final sentence of the fourth paragraph under the caption `Reasons for the Reverse Split' in the Proxy Statement to read as follows:

         "We have no current agreements to enter into any stock offerings or strategic transactions, nor do we presently have any plans, proposals or arrangements, written or otherwise, to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings, other than in connection with the exercise of the warrants issued pursuant to the extension of the maturity date of our secured convertible promissory notes and the conversion of such secured convertible promissory notes."

4. PLEASE REFER TO RELEASE NO. 34-15230 AND DISCUSS THE POSSIBLE ANTI-TAKEOVER EFFECTS OF THE INCREASE IN AUTHORIZED SHARES. PLEASE ALSO DISCUSS OTHER ANTI-TAKEOVER MECHANISMS THAT MAY BE PRESENT IN YOUR GOVERNING DOCUMENTS OR OTHERWISE AND WHETHER THERE ARE ANY PLANS OR PROPOSALS TO ADOPT OTHER


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Securities and Exchange Commission
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         PROVISIONS  OR ENTER INTO  OTHER  ARRANGEMENTS  THAT MAY HAVE  MATERIAL
         ANTI-TAKEOVER CONSEQUENCES. INFORM HOLDERS THAT MANAGEMENT MIGHT USE THE ADDITIONAL SHARES TO RESIST OR FRUSTRATE A THIRD-PARTY TRANSACTION PROVIDING AN ABOVE-MARKET PREMIUM THAT IS FAVORED BY A MAJORITY OF THE INDEPENDENT STOCKHOLDERS.

         The Company has included a new section in the Proxy Statement, entitled "Potential Anti-Takeover Effects," to disclose the potential use of the additional authorized shares for anti-takeover purposes and to otherwise address the Staff's comment. Please note that the Company has no present intention of amending and/or supplementing the anti-takeover mechanisms present in its governing documents.

5. YOUR REVERSE STOCK SPLIT PROPOSAL FALLS WITHIN ITEM 12 OF SCHEDULE 14A. PLEASE PROVIDE US YOUR ANALYSIS AS TO WHY YOU HAVE NOT INCLUDED FINANCIAL STATEMENTS PURSUANT TO ITEMS 12(F) AND 13(A) OF SCHEDULE 14A. WE NOTE THAT INFORMATION "NOT MATERIAL FOR THE EXERCISE OF PRUDENT JUDGMENT IN REGARD TO THE MATTER TO BE ACTED UPON MAY BE OMITTED." PLEASE ADDRESS WHETHER FINANCIAL STATEMENTS WOULD BE MATERIAL TO YOUR STOCKHOLDERS IN DETERMINING THEIR VOTE FOR THE REVERSE STOCK SPLIT PROPOSAL.

         The Company has concluded that the inclusion of financial statements in the proxy statement would not be material to the Company's stockholders for the exercise of prudent judgment in determining whether to approve the reverse stock split proposal. The sole effects of the reverse stock split on the Company's financial statements will be a reduction in the Company's stated capital and an increase in additional paid-in capital of an equivalent amount, and adjustments to the Company's income or loss per share and statement of stockholders' equity or deficit to account for the reverse stock split. The Company does not believe that these changes are material. Rather, the Company has provided information it believes to be material to the exercise of prudent judgment by the Company's stockholders in determining whether to approve the reverse stock split--namely information regarding the impact of the reverse stock split and the Company's reasons for effectuating the reverse stock split.

                                    * * * * *



         The Company acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;


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Securities and Exchange Commission
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Page 5


         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4502.

                                           Sincerely,


                                           /s/ John J. McIlvery
                                           ----------------------
                                           John J. McIlvery



cc:      Kevin Bermeister
         Anthony Neumann